------                                                                                              --------------------------------
FORM 4                                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
------                                                  WASHINGTON, D.C. 20549                      --------------------------------
                                                                                                    OMB Number:           3235-0287
[ ] Check this box if no longer              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP           Expires:       January 31, 2005
    subject to Section 16. Form 4                                                                   Estimated average burden
    or Form 5 obligations may                                                                       hours per response..........0.5
    continue. See Instruction 1(b)                                                                  --------------------------------


             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
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
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
                                                                                                (Check all applicable)
   Olicker  Richard                         Steven Madden, Ltd; SHOO
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   (Last)   (First)   (Middle)           3. IRS Identifi-   4. Statement for Month/Day/Year   [ ] Director  [ ] 10% Owner
                                            cation Number                                     [X] Officer   [ ] Other
                                            of Reporting                                         (give title   (specify below)
                                            Person, if an                                         below)
                                            entity
   c/o Steven Madden, Ltd.                  (voluntary)        11/05/2002
   52-16 Barnett Avenue                                        11/07/2002                    President and Chief Operating Officer
---------------------------------------                     ------------------------------------------------------------------------
        (Street)                                            5. If Amendment, Date of         7. Individual or Joint/Group Filing
                                                               Original (Month/Day/Year)       (check applicable line)

                                                                                             [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
Long Island City, NY   11104                                                                    Reporting Person
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   (City)   (State)     (Zip)
                                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title     2. Trans-  2A.Deemed   3.Trans-    4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   of           action     Execution  action       or Disposed of (D)                Securities       Direct (D) or       Indirect
   Security     Date       Date,if    Code         (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
   (Instr.3)               any        (Instr.8)                                      Owned Following  (Instr. 4)          Ownership
                          (Month/Day/                                                Reported                             (Instr. 4)
               (Month/     Year)                                                     Transaction(s)
               Day/Year)                                                            (Instr. 3 and 4)
                                     --------------------------------------------
                                      Code    V    Amount   (A) or (D) Price
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Common Stock,   11/05/02   11/07/02    P           500(1)      (A)     $8.00         176,200(5)            (5)         (5)
par value
$0.0001 per share
("Common Stock")
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Common Stock    11/05/02   11/07/02    P         2,000(2)      (A)     $8.00         176,200(5)            (5)         (5)
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Common Stock    11/07/02   11/08/02    P        20,400(3)      (A)     $8.00         176,200(5)            (5)         (5)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock    11/07/02   11/08/02    P        25,000(4)      (A)     $8.00         176,200(5)            (5)         (5)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock    11/05/02   11/07/02    S           500         (D)    $17.10         176,200(5)            (5)         (5)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock    11/05/02   11/07/02    S         2,000         (D)    $17.00         176,200(5)            (5)         (5)
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Common Stock    11/07/02   11/08/02    S        20,400         (D)    $16.16         176,200(5)            (5)         (5)
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Common Stock    11/07/02   11/08/02    S        25,000         (D)    $16.16         176,200(5)            (5)         (5)
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

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction  3A.Deemed   4. Transaction  5. Number of
   Derivative     or Exercise    Date            Execution   Code            Derivative
   Security       Price of       (Month/Day/     Date, if    (Instr. 8)      Securities
   (Instr. 3)     Derivative     Year)           any                         Acquired (A)
                  Security                       (Mo/Dy/Yr)                  or Disposed
                                                                             of (D)
                                                                             (Instr. 3, 4,
                                                                              and 5)
                                                             --------------------------------------
                                                             Code    V     (A)          (D)
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

FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                         (Instr. 5)     Owned Follow-   Direct (D) or     (Instr. 4)
                                                             ing Reported    Indirect (I)
                                                             Transactions(s) (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

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

     Explanation of Responses:

     (1) On November 5, 2002, the Reporting Person exercised options to purchase 500 shares of Common Stock at an exercise price of $8.00 per share, which options had been previously granted to the Reporting Person.

     (2) On November 5, 2002, the Reporting Person exercised options to purchase 2,000 shares of Common Stock at an exercise price of $8.00 per share, which options had been previously granted to the Reporting Person.

     (3) On November 7, 2002, the Reporting Person exercised options to purchase 20,400 shares of Common Stock at an exercise price of $8.00 per share, which options had been previously granted to the Reporting Person.

     (4) On November 7, 2002, the Reporting Person exercised options to purchase 25,000 shares of Common Stock at an exercise price of $8.00 per share, which options had been previously granted to the Reporting Person.

     (5) As of November 11, 2002 (after giving effect to the transactions reported on this Form 4), the Reporting Person held 1,200 shares of Common Stock directly and held options to purchase 175,000 shares of Common Stock.

                           /s/ Richard S. Olicker          November 11, 2002
                    -----------------------------------    -----------------
                      **Signature of Reporting Person             Date


Reminder:   Report on a separate line for each class of securities beneficially owned directly or indirectly.
       *    If the form is filed by more than one reporting person, see
            Instruction 4(b)(v).
      **    Intentional misstatements or omissions of facts constitute Federal
            Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:       File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.